FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 24, 2019	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Conclusion of Share Exchange Agreement to Make Canon Medical Systems Corporation a Wholly-Owned Subsidiary by Simplified Share Exchange

April 24, 2019

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges

Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Conclusion of Share Exchange Agreement to Make Canon Medical

Systems Corporation a Wholly-Owned Subsidiary by Simplified Share Exchange

Canon Inc. (the “Company”) at a Board of Directors meeting held on April 24, 2019, and Canon Medical Systems Corporation (CMSC) at a Board of Directors meeting held on April 19, 2019, passed resolutions to conduct a share exchange (the “Share Exchange”) where the Company will be a wholly-owned parent company and CMSC will be a wholly-owned subsidiary of the Company. Today, an agreement as to the Share Exchange was concluded as follows.

With an effective date of July 1, 2019, the Company and CMSC plan to conduct the Share Exchange without obtaining approval at their respective general meeting of shareholders, in accordance with the procedure for a simplified share exchange pursuant to the provisions of Article 796 Paragraph 2 of the Companies Act for the Company and in accordance with the procedure for a summary share exchange pursuant to the provisions of Article 796, Paragraph 1 of the Companies Act for CMSC.

As the Share Exchange is a simplified share exchange that converts a consolidated subsidiary into a wholly-owned subsidiary, some disclosure items and details are omitted.

1.	Purpose of Making CMSC a Wholly-Owned Subsidiary through the Share Exchange

The Company decided to make CMSC a wholly-owned subsidiary through the Share Exchange to flexibly implement its medical business growth strategy for which CMSC plays a central role.

2.	Overview of the Share Exchange

1)	Schedule of the Share Exchange

Date of Board of Directors meeting (CMSC)	April 19, 2019
Date of Board of Directors meeting (the Company)	April 24, 2019
Date of conclusion of the share exchange agreement	April 24, 2019
Scheduled date for the implementation of the Share Exchange (Effective Date)	July 1, 2019 (scheduled)
Date of payment of cash related to the Share Exchange	July 1, 2019 (scheduled)

Note	1:	The Company plans to conduct the Share Exchange without obtaining approval at a general meeting of shareholders, in accordance with the procedure for a simplified share exchange pursuant to the provisions of Article 796 Paragraph 2 of the Companies Act.
Note	2:	CMSC plans to conduct the Share Exchange without obtaining approval at a general meeting of shareholders, in accordance with the procedure for a summary share exchange pursuant to the provisions of Article 796, Paragraph 1 of the Companies Act.
Note	3:	The scheduled date for the implementation of the Share Exchange (Effective Date) and the date of payment of cash related to the Share Exchange is subject to change upon the mutual consent of both companies.

2)	The Method Used for the Share Exchange

Under the Share Exchange, CMSC will become a wholly-owned subsidiary and the Company will become a wholly-owned parent company. With an effective date of July 1, 2019, the Company and CMSC plan to conduct the Share Exchange without obtaining approval at their respective general meeting of shareholders, in accordance with the procedure for a simplified share exchange pursuant to the provisions of Article 796 Paragraph 2 of the Companies Act for the Company, and in accordance with the procedure for a summary share exchange pursuant to the provisions of Article 796, Paragraph 1 of the Companies Act for CMSC.

3)	Details of the Allocation Pertaining to the Share Exchange

The Company will pay the amount of 7,000,000,000 yen to the only holder of CMSC common stock other than the Company in exchange for the entire holdings of CMSC common stock.

4)	Handling of Share Options or Bonds with Share Options attached due to the Share Exchange

Not applicable.

3.	Approach to calculating details of the allocation pertaining to the Share Exchange

In calculating details of the allotment pertaining to the Share Exchange, the Company and CMSC both requested PwC Advisory LLC (PwC), an independent third-party appraisal firm, to evaluate the equity value of CMSC common stock.

PwC employed the comparable company method on grounds that it is possible to draw an analogy of equity value through similar company analysis, assuming there were multiple exchange-listed firms comparable to CMSC. Additionally, to reflect the valuation of future business activities, the discounted cash flow method was used to value CMSC common stock.

The Company and CMSC use the results of the calculated equity valuations conducted by the independent third-party as reference in discussions between the two companies and decided to make a payment to the only holder of CMSC common stock other than the Company in the amount of 7,000,000,000 yen in exchange for the entire holdings of CMSC common stock.

Note, in financial projections, neither a significant increase nor a significant decrease in profit was assumed in the stock price calculation.

4.	Overview of the Parties to the Share Exchange (as of March 31, 2019)

		Wholly-owning parent company resulting from a share exchange	Wholly-owned subsidiary resulting from a share exchange
1)	Trade name:	Canon Inc.	Canon Medical Systems Corporation
2)	Location	30-2, Shimomaruko 3-chome Ota-ku, Tokyo	1385, Shimoishigami, Otawara, Tochigi
3)	Name and title of representative:	Fujio Mitarai Chairman and CEO	Toshio Takiguchi President and CEO
4)	Nature of Business	Development, manufacture, sale, and service of office equipment, imaging systems, medical systems as well as industrial equipment and other areas	Development, manufacture, sale, and technical service of medical related equipment
5)	Capital	174,762 million yen	20,700 million yen
6)	Incorporation date	August 10, 1937	October 19, 1948
7)	No. of issued shares	1,333,763,464 shares	134,980,000 shares
8)	Fiscal year end	December 31	December 31

		Wholly-owning parent company resulting from a share exchange	Wholly-owned subsidiary resulting from a share exchange
9)	Major shareholders and shareholding ratio:	The Master Trust Bank of Japan, Ltd. (Trust Account) 8.53%	Canon Inc. 99.00%
			Canon U.S.A., Inc. 1.00%

		Japan Trustee Services Bank, Ltd. (Trust Account) 5.03%

		The Dai-ichi Life Insurance Company, Limited 2.66%

		Barclays Securities Japan Limited 2.41%

		Mizuho Bank, Ltd. 2.09%

		(As of December 31, 2018)
10)	Financial conditions and operating results for the most recent fiscal year
		Canon Inc. (Consolidated)	CMSC (Non-consolidated)
Fiscal year		December 31, 2018	December 31, 2018
Net assets		2,827,602	78,639
Total assets		4,899,465	248,651
Net assets per share (yen)		2,618.76	582.60
Net sales		3,951,937	214,690
Operating profit		342,952	9,368
Recurring profit		-	9,262
Net income attributable to the company		252,755	1,537
Net income per share (yen)		234.09	11.39

(Millions of yen, except where otherwise noted)

Note 1:	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards, and its net assets and net assets per share represents its shareholders’ equity and shareholders’ equity per share, respectively.
Note 2:	Due to a change in accounting period, CMSC’s fiscal year results are for a period of 9 months.

5.	Condition after the Share Exchange

Wholly-owning parent company resulting from a share exchange
1)	Trade name:	Canon Inc.
2)	Location	30-2, Shimomaruko 3-chome Ota-ku, Tokyo
3)	Name and title of representative:	Fujio Mitarai, Chairman and CEO
4)	Nature of Business	Development, manufacture, sale, and service of office equipment, imaging systems, medical systems as well as industrial equipment and other areas
5)	Capital:	174,762 million yen
6)	Fiscal year end:	December 31

6.	Outlook

CMSC is already a consolidated subsidiary of the Company. Therefore, the impact of the Share Exchange on the Company’s performance is expected to be slight.